UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
✓ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Kokus Inc.

Legal status of Issuer:

    Form:
    Corporation

    Jurisdiction of Incorporation/Organization:
    Delaware

    Date of Organization:
    May 1, 2017

Physical Address of Issuer:
606 Venezia Ave, B, Venice, CA 90291, United States

Website of Issuer:
https://sunscoop.com/

Current Number of Employees:
3

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$297,892	$306,959
Cash and Cash Equivalents	$145,486	$188,047
Accounts Receivable	$8,765	$7,878
Short-term Debt	$388,360	$222,193
Long-term Debt	$0	$0
Revenues/Sales	$210,491	$289,315
Cost of Goods Sold*	$196,502	$150,776
Taxes Paid	$0	$50
Net Income (Loss)	$(881,945)	$(846,445)

* Also described as "Cost of Revenues" on the attached financial statements.

May 27, 2021

FORM C-AR

Kokus Inc.

SUNSCOOP

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Kokus Inc. ("**Sunscoop**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is May 27, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Kokus Inc. is a Delaware Corporation incorporated on May 1, 2017.

The Company is located at 606 Venezia Ave, B, Venice, CA 90291, United States.

The Company's website is https://sunscoop.com/

The Company conducts business in the United States.

RISK FACTORS

We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

The COVID-19 outbreak and government and government responses have created disruptions in global supply chains and are adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. With stay-in-place orders and non-essential business closings happening throughout 2020 and 2021 due to COVID-19, the Company's revenue has been adversely affected. The Company has sold less of its products to fewer new retail customers and popup shop customers than it originally expected to prior to the outbreak.

The amount of capital the Company has raised may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

Currently, our authorized capital stock consists of 12,000,000 shares of Common Stock, of which 8,938,800 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Carli Bloom, our CEO and sole director. The Company has or intends to enter into employment agreements with Carli Bloom, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Carli Bloom, or any future member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Use of Sunscoop Name

The Company owns the trademark (see Intellectual Property section below) for the mark, Sunscoop. As of the date of this Offering, the Company has not registered with any state a "fictional" or "doing business as" name. All contracts signed are done in the legal name of the Company and given that the Company has a registered trademark, the risk of someone else doing business with the same name in the same markets is minimal. However, if the Company fails to register the business in the state(s) in which it does business, others may obtain the name (whether in the same industry or not) and operate under such name. Additionally, the Company has recently moved its operations from New York to the State of California but is not, as of the date of this Form C-AR, registered as a foreign corporation doing business in the State of California. The Company has filed an application with the State and intends to promptly pay all state fees and taxes upon approval.

Food Industry

All restaurants and other food service businesses have inherent business and legal risks by virtue of being in the food industry. Unhappy customers or those that experience sickness after patronizing such a business could lead to negative reviews and reputation and reports to local and state food safety regulators. The Company is subject to various requirements under state and local health departments and guidelines, the failure to comply with could result in adverse business or legal consequences taken against the Company including fines, penalties, and closure of locations. The Company has or will obtain all requisite local and state licensing needed to engage in business as anticipated. The

Company has policies and procedures in place to enforce safe food handling, preparation, and service and to comply with all state, local, and federal laws and regulations regarding the service of food applicable to the Company.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business
Kokus Inc. was founded in 2017 with the mission of creating plant-based ice cream that tastes better than dairy ice cream using the best quality, clean label ingredients that make you feel good, and that are accessible to all consumers. Kokus Inc.'s Sunscoop plant-based ice cream is sold in natural/specialty grocery retailers, online at sunscoop.com and each summer in company-run popup scoop shops.

Business Plan
The Company primarily sells its ice cream products in the grocery retail, direct-to-consumer and popup shop sales channels. Its products are sold in the grocery retail channel through distributors such as UNFI and KeHE. Its products are sold direct-to-consumer on its own website sunscoop.com and Amazon. Its products are sold in both Company-operated and third party-operated popup shops.

The Company's Products and/or Services

Product / Service	Description	Current Market
Sunscoop	Plant-based ice cream	Wholesale to natural/specialty grocery distributors and retailers. Direct-to-consumer online on our website and Amazon, as well as at popup shops.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

There are several national ice cream brands with plant-based offerings, including So Delicious, Coconut Bliss, Nada Moo, Van Leeuwen. Sunscoop's closest competitors are Van Leeuween and Nada Moo.

Customer Base

Our primary customers are health-conscious consumers who are looking for great tasting ice cream. Our products appeal to both plant-based food consumers and all ice cream consumers. In addition, many of the consumers of our products are seeking allergen-friendly products because our products do not have the major allergens dairy, wheat/gluten, eggs, fish, soy and peanuts.

Supply Chain

We obtain our ingredients and packaging to manufacture our products from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
6054954	Vegan ice cream; frozen coconut-based desserts; frozen plant-based confections; ice cream.	SUNSCOOP	07/03/2019	05/12/2020	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS & OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

DIRECTOR & OFFICER

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Carli Blum	CEO, Director	Sunscoop - Founder & CEO, January 2017-Present	Fashion Institute of Design & Merchandising

Carli Blum

Carli Blum is the Founder and CEO of the Company. She is a passionate entrepreneur and creative force. Prior to founding the Company, Carli was the co-founder of a fashion industry app and has extensive experience in the fashion industry.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 3 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 12,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 8,938,800 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,938,800
Par Value Per Share	0.0001
Voting Rights	1 Vote Per Share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	50.15%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$545,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The SAFEs have a valuation cap of $2,000,000 and a 20% discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.07%*

*This is an estimate based on the valuation cap of the SAFEs. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$718,500
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The SAFEs have a valuation cap of $3,000,000 and a 20% discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.72%*

*This is an estimate based on the valuation cap of the SAFEs. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$1,603,792
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The SAFEs have a valuation cap of $6,000,000 and a 20% discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.51%*

*This is an estimate based on the valuation cap of the SAFEs. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$315,640
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The Crowd SAFEs have a valuation cap of $9,000,000 and a 10% discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.15%*

*This is an estimate based on the valuation cap of the Crowd SAFEs. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Type	Stock Options (Common Stock)
Number of Shares Authorized	2,700,000
Outstanding Options	967,519
Voting Rights	Only upon exercise
Anti-Dilution Rights	None
Material Terms	The Company has established an employee stock plan and has authorized the issuance of up to 2,700,000 shares or options.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize the issuance of additional shares under the plan and subsequently issue additional shares or options, which would dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.38%*

*Based on the total number of shares authorized.

Outstanding Debt

The Company has the following debt outstanding:

Type	EIDL Loan
Amount Outstanding	$87,500
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	Inventory, equipment, instruments, including promissory notes, chattel paper, including tangible chattel paper and electronic chattel paper, documents, letter of credit rights, accounts, including health-care insurance receivables and credit card receivables, deposit accounts, commercial tort claims, general intangibles, including payment intangibles and software
Other Material Terms	Monthly payments of $427 begin in May 2021
Maturity Date	May 25, 2050

Type	BB-SBA Loan (Round 2)
Amount Outstanding	$60,475
Interest Rate and Amortization Schedule	0.98%
Description of Collateral	None
Other Material Terms	The note was entered into on January 21, 2021 and thereafter had a deferral period for six months where no interest accrued.
Maturity Date	January 21, 2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Carli Blum	8,100,000/Common Stock	90.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

The Company was incorporated on May 1, 2017, under the laws of the State of Delaware and is headquartered at 606 Venezia Ave, B, Venice, CA 90291, United States. Kokus Inc. was founded in 2017 with the mission of creating plant-based ice cream that taste better than dairy ice cream using the best quality, clean label ingredients that make you feel good, and that are accessible to all consumers. Kokus Inc.'s Sunscoop plant- based ice cream is sold in natural/specialty grocery retailers, online at sunscoop.com and each summer in company-run popup scoop shops.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

As of April 30, 2021, the Company had an aggregate of $84,195 in cash and cash equivalents, leaving the Company with approximately two months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company.

Material Changes and Other Information

Please see the financial statements attached as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Principal Amount of Securities Sold	Number of Securities Sold	Type of Security	Use of Proceeds	Issue Date	Exemption from Registration Used
$315,640.00	315,640 Crowd SAFE Units	Crowd SAFEs	Sales & Marketing, Staffing, and R&D	4/30/21	Regulation CF
$250,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	5/17/2021	Section(4)(a)(2)
$25,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	3/19/2021	Section(4)(a)(2)
$10,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	3/10/2021	Section(4)(a)(2)
$60,000.00	2	SAFE	Sales & Marketing, Staffing, and R&D	2/18/2021	Section(4)(a)(2)
$25,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	2/12/2021	Section(4)(a)(2)
$25,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	2/2/2021	Section(4)(a)(2)
$10,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	1/15/2021	Section(4)(a)(2)
$0.00	326,719	Stock Options	Sales & Marketing, Staffing, and R&D	1/28/21	Rule 701
$50,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	11/10/20	Section 4(a)(2)
$15,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	9/1/20	Section 4(a)(2)
$265,000.00	4	SAFE	Sales & Marketing, Staffing, and R&D	8/3/20	Section 4(a)(2)
$15,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	7/24/20	Section 4(a)(2)
$28,542.22	1	SAFE	Sales & Marketing, Staffing, and R&D	7/17/20	Section 4(a)(2)
$20,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	7/16/20	Section 4(a)(2)
$25,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	7/6/20	Section 4(a)(2)

$6,250.00	1	SAFE	Sales & Marketing, Staffing, and R&D	6/19/20	Section 4(a)(2)
$9,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	6/2/20	Section 4(a)(2)
$5,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	5/22/20	Section 4(a)(2)
$5,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	5/21/20	Section 4(a)(2)
$20,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	5/14/20	Section 4(a)(2)
$50,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	2/19/20	Section 4(a)(2)
$15,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	2/4/20	Section 4(a)(2)
$100,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	1/24/20	Section 4(a)(2)
$25,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	1/16/20	Section 4(a)(2)
$100,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	12/17/19	Section 4(a)(2)
$45,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	12/11/19	Section 4(a)(2)
$0.00	54,000	Stock Options	Sales & Marketing, Staffing, and R&D	10/1/19	Rule 701
$350,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	8/6/19	Section 4(a)(2)
$0.00	54,000	Stock Options	Sales & Marketing, Staffing, and R&D	8/1/19	Rule 701
$50,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	7/31/19	Section 4(a)(2)
$35,000.00	3	SAFE	Sales & Marketing, Staffing, and R&D	5/24/19	Section 4(a)(2)
$13,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	5/22/19	Section 4(a)(2)
$15,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	5/21/19	Section 4(a)(2)
$6,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	5/2/19	Section 4(a)(2)

$12,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	4/23/19	Section 4(a)(2)
$200,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	3/18/19	Section 4(a)(2)
$10,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	2/23/19	Section 4(a)(2)
$25,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	2/7/19	Section 4(a)(2)
$55,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	2/6/19	Section 4(a)(2)
$25,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	1/29/19	Section 4(a)(2)
$10,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	1/28/19	Section 4(a)(2)
$10,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	1/26/19	Section 4(a)(2)
$25,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	1/9/19	Section 4(a)(2)
$65,000.00	2	SAFE	Sales & Marketing, Staffing, and R&D	11/5/18	Section 4(a)(2)
$0.00	603,000	Stock Options	Sales & Marketing, Staffing, and R&D	10/19/18	Section 4(a)(2)
$10,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	9/27/18	Section 4(a)(2)
$100,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	8/27/18	Section 4(a)(2)
$50,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	7/25/18	Rule 701
$10,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	7/20/18	Rule 701
$17,500.00	2	SAFE	Sales & Marketing, Staffing, and R&D	7/16/18	Rule 701
$10,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	6/20/18	Rule 701
$15,000.00	1	SAFE	Sales & Marketing, Staffing, and R&D	6/19/18	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available upon request.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Carli Blum
_____
(Signature)

Carli Blum
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Carli Blum
_____
(Signature)

Carli Blum
_____
(Name)

Director
_____
(Title)

May 27, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Carli Blum, certify that the financial statements of Kokus Inc. included in this Form C-AR are true and complete in all material respects.

/s/Carli Blum
_____
(Signature)

Carli Blum
_____
(Name)

CEO
_____
(Title)

Kokus Inc.
Balance Sheet
As of December 31, 2020

	2020
ASSETS	
Current Assets	
Cash and Cash equivalents	145,486
Accounts Receivable (A/R)	8,765
Inventory	119,611
Other Current Assets	13,142
Total Current Assets	287,004
Property and equipment, net	7,280
Other Assets	3,608
TOTAL ASSETS	**297,892**
LIABILITIES AND EQUITY	
Current Liabilities	
Accounts Payable	218,475
Credit Cards	2,622
SBA Loan Payable	59,543
EIDL Loan Payable	93,800
Other Current Liabilities	13,920
Total Current Liabilities	388,360
TOTAL LIABILITIES	**388,360**
EQUITY	
SAFEs	2,462,292
Capital Contributions	52,920
Retained Earnings	-2,605,680
Total Equity	-90,468
TOTAL LIABILITIES AND EQUITY	**297,892**

Kokus Inc.
Profit and Loss
For the year ended December 31, 2020

	2020
Net Revenues	210,491
Cost of revenues	196,502
Gross Profit (Loss)	13,989
Operating Expenses:	
Sales and Marketing	174,243
Facility	30,907
General and Administrative	619,046
Research and Development	90,409
Total Operating Expenses	914,606
Operating Income (Loss)	(900,617)
Other Income / (Expense)	
Other Income	5,000
Interest	(5,105)
Depreciation	(2,369)
Other Expenses	21,145
Total Other Income / Expense	18,672
NET INCOME (LOSS)	**(881,945)**

Kokus Inc.

Financial Statements

For the Years Ending December 31, 2019 and 2018



MB&F

Mayne, Blumstein & Fingold CPAs LLP

Robert w. Mayne,CPA Wade H. Blumstein,CPA
Dennis P. Fingold,CPA Lisa M. Capparelli,CPA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Kokus Inc.
Venice, CA

We have reviewed the accompanying financial statements of Kokus Inc. (a corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of Amer1ca; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 10, the Company has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 10. Our conclusion is not modified with respect to this matter.

Mayne, Blumstein & Fingold CPAs LLP

Mayne, Blumstein & Fingold CPAs LLP

Merrick, NY

January 15, 2021

1991 Smith Street Suite 100 .. Merrick, NY 11566
T: 516-868-2400 • F: 516-868-6683 " **www.mlbfepa.s.com**

Kokus Inc.
Balance Sheets
December 31, 2019 and 2018

	2019		2018	
Current assets:				
Cash and cash equivalents	$	188,047	$	3,829
Accounts Receivable		7,878		
Inventory		88,607		58,369
Total current assets		284,532		62,198
Property and equipment, net		2,772		1,042
Other Assets		19,655		4,235
Total Assets		306 959		67 476
Current liabilities:				
Accounts Payable		134,560		82,150
Credit Cards		823		
Other Current Liabilities		2,766		
Loans Payable (ST)		84,044		40,115
Total current liabilities		222,193		122,265
Total Liabilities		222,193		122,265
Equity:				
SAFEs		1,808,500		822,500
Retained Earnings		{1,723,734)		(877,290)
Total Equity		84,766		(54,789)
Total Liabilities & Equity	$	306,959	$	67,476

See independent accountant's review report and accompanying notes to financial statements.

Kokus Inc.
Statements of Income/ (Loss)
For the Years Ended December 31, 2019 and 2018

	2019	2018
Net Revenues Cost	$ 289,315	$ 98,587
of revenues	150,776	132,784
Gross Profit (Loss)	138,539	(34,197)
Operating Expenses:		
Sales and Marketing	137,220	57,024
Facility	85,101	42,986
General and Administrative	526,302	564,470
Research and Development	67,646	55,976
Total Operating Expenses	816,268	720,456
Operating Income (Loss)	(677,729)	(754,652)
Other Income / (Expense)		
Other Income	2,500	477
Interest	(3,923)	(106)
Depreciation	(1,326)	(331)
Other Expense	(165,967)	(80)
Total Other Income / Expense	(168,716)	(40)
Net Income (Loss)	$(8461445}	$(7541692}

See independent accountant's review report and accompanying notes to financial statements.

Kokus Inc.

Statements of Cash Flows

For Years Ending December 31, 2019 and 2018

	2019	**2018**
Cash Flows from Operating **Activities:**		
Not Income (Loss)	$ (846,445)	$ (754,692)
Adjustments to reconcile net income (loss) to net cash provided [used) by operaling activities:		
Depreciation	1,326	331
(Increase) decrease in:		
Accounts Receivable	(7,878)	
Inventory	(30,238)	(48,341)
Other Current Assets	(17,650)	
Security Deposits	2,230	(4,235)
Accounts Payable	52,410	82,150
Credit Card	823	(3,092)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,024	26,813
Net Cash Used by Operating Activities	(845,421)	(727,879)
Investing Activities		
Purchase of Property & Equipment	(3,056)	
Net Cash Used by Investing Activities	(3,056)	
Financing Activities		
Proceeds from Short Term Loan Payable	46,695	40,115
Issuance of SAFE	986,000	263,784
Net Cash Provided by Financing Activities	1,032,695	303,899
Net Increase/(Decrease) In Cash and Cash Equivalents	184,218	(423,980)
Cash and Cash Equivalents, Beginning of Year	3829	427 809
Cash and Cash Equivalents, End of Period	$ **188,047**	**$3,829**

Sugl2lemental disclosures:		
Taxes paid:	$ 50	$ 0

See independent accountant's review report and accompanying notes to financial statements.

Kokus Inc.
Statements of Stockholders' Equity
For the Years Ended December 31, 2019 and 2018

	Common Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance- as of January 1 2018	8,100,000.00 $			$	$ 658,718	$ (122,607)	436,119
Issuance SAFE							
Net Income (Loss)							
Balance as of December 31, 2018	8,100,000						
Issuance of common stock							
Issuance SAFE							
Net Income (Loss)							
Balance as of December 31, 2019	8,100,000						

Kokus Inc.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

NOTE 1 - NATURE OF OPERATIONS

Kokus Inc. (which may be referred to as the "Company", "we", "us", or "our") was incorporated in Delaware on May 1, 2017 and is headquartered in Venice, California. The Company sells Sunscoop plant-based ice cream that tastes better than dairy ice cream using the best quality, clean label ingredients that make you feel good, and that are accessible to all consumers. Sunscoop ice cream is sold in natural/specialty grocery retailers, online at sunscoop.com and each summer in company-nm popup scoop shops.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting principles in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019, and 2018, the Company had $188,047 and $3,829 of cash on hand, respectively

Receivables and Credit Policy

The company deals with one major business segment, as a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2019, the Company had $7,878 in accounts receivable and $0 on December 31, 2018.

Inventory-Average costs

Inventories are stated at the lower of cost or market value. Cost is determined by the average cost method. The company's finished goods and raw material are perishable and have an expiration date. The company has chosen to write off expired inventory are the time it occurs and has not set up a monthly reserve.

Fixed Assets

Property and equipment exist in the form of a computer and culinary equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight line based on useful lives of the assets which is 3 years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019 and December 31, 2018.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included within Level l that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts reflected on the balance sheets for cash, receivables and accounts payable approximate their respective fair values due to the short maturities of those instruments.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2019 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, and December 31, 2018 the unrecognized tax benefits accrual was zero.

Revenue Recognition

The company sales are derived from wholesale distribution with revenue being recognized when persuasive evidence of an arrangement existed, shipping of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. In evaluating the if the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606") the company felt it was already recognizing revenue when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling.

In May 2014, tl1e Financial Accounting Standards Board (FASB) issued guidance (Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers) which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in the United States of America generally accepted accounting principles. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an an1ount equal to the consideration the entity receives or expects to receive. ASC 606 is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company adopted ASC 606 with a date of the initial application of January 1, 2019. As part of the adoption of ASC 606, the Company elected to use the following transition practical expedients: (1) all contract modifications that occurred prior to the date of initial application when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price have been reflected in the aggregate, and (2) ASC 606 is applied only to contracts that are not completed at the initial date of application. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients. There was no change that resulted from adoption. This reclassification had no effect on Net Income, and therefore, there was no adjustment to the opening balance of Stockholders' Equity. The Company does not expect the adoption of the new revenue standard to have a material impact on the Net income o11 an ongoing basis.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $1,128 and $5,153, respectively, for the years ended December 31, 2019 and 2018.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. We will be evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation- Stock Compensation, to expand the scope of Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We will be evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years begim1ling after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - INVENTORIES

On December 31, 2019 and 2018 inventories consisted of product raw material and finished product. The ending inventories for years 2019 & 2018 were $88,607 and $53,103, respectively.

	2019	2018
Finished Goods	$24,117	$ 13,883
Raw Material	64,490	44486
Total Inventory	$88,607	$58,369

NOTE 4 - FIXED ASSETS

Fixed assets on December 31, 2019 and 2018 consists of the following:

	2019	2018
Furniture and Fixtures	$1,990	
Office Equipment and other	$2,633	$1,567

Accumulated Depreciation/ Amortization	(1,851)	(525)
Total	$2,772	$1,042

Depreciation expenses totaled $1,326 and $331 for the years ended December 31, 2019 and 2018, respectively.

NOTES-LOANS PAYABLE

The Company issued unsecured loans in the amount of $40,000 in 2019 and an additional loan for $40,000 in 2018 each accruing interest at 5% per annum.

Total interest accrued was $3,929 and $115 in 2019 and 2018 respectively.

NOTE 6 - INCOME TAXES

The Company has filed its income tax return for the years ended December 31, 2019 and 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 7 - EQUITY

Common Stock

The Company authorized 12,000,000 shares of common stock at $0.0001 par value.

As of December 31, 2019, and 2018, the Company had 8,100,000 shares of common stock outstanding.

Additional Paid-In Capital - SAFE

In 2019, the Company issued SAFEs totaling $986,000, bringing the total of SAFEs issued to $1,808,500. In 2018, the Company issued SAFEs totaling $263,784, bringing the total of SAFEs issued to $822,500 as of December 31, 2018. The SAFEs are automatically convertible into a series of preferred stock on the completion of a bona fide transaction of not less than $1,000,000 with the principal purpose of raising capital where the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation ("Equity Financing").

NOTE 8 - CUSTOMER CONCENTRATION:

During 2019 and 2018 the company had 1 customer that accounted for 48.05% and 34.14% respectively of its total sales.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2019.

NOTE 10 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss since inception. As shown in the accompanying financial statements, the Company incurred net losses of$846,445 and $754,692 in 2019 and 2018, respectively. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. These financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 11 SUBSEQUENTEVENTS COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

In May 2020, the Company entered a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration for a total of$91,500. The loan matures in 30 years and has an interest rate of .98%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment. Payments of the Loan begin in 2021 if any portion of the loan isn't forgiven. The company feels that the loan in its entirety will be forgiven based on how the funds were used.

In May 2020, the Company entered an Economic Injury Disaster Loan ("EIDL Loan") through the Small Business Administration through Chase Bank for a total of $59,157. The loan matures in 30 years and has an interest rate of 3.75%. The. Payments of the Loan begin in 2021.

Additional Issuance of SAFEs

In 2020, the Company issued SAFEs totaling $653,792, bringing the total of SAFEs issued to $2,462,202.

Product Brands and Formulation Change

In January 2020, the Company changed the brand name of its products from Koku to Sunscoop. The Sunscoop brand products are vegan as a result of the Company removing the honey ingredient which it previously sold its Kaku products with.

Distribution

In April 2020, the Company began selling products directly to consumers on its website sunscoop.com. In June 2020, the Company expanded its wholesale distribution to the Mid-Atlantic region, which includes Philadelphia and Washington, DC. In July 2020, the Company expanded its wholesale distribution to Southern California.

Management's Evaluation

Management has evaluated subsequent events through January 15, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.